October 12, 2006
VIA EDGAR and U.P.S.
Ms. Sara D. Kalin
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	PHI, Inc. Form S-4 Submitted July 10, 2006, as amended on October 12, 2006 File No. 333-135674
Dear Ms. Kalin:
On behalf of PHI, Inc. (“PHI”), we are hereby filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the above-captioned filing, which has been amended in response to comments (restated below) by the Staff of the SEC contained in its letter to PHI dated September 20, 2006.
Form S-4
General
     1. Comment: Please note that our comments regarding any of the draft opinions should be applied to all of the opinions, if applicable.
Response: We have incorporated all of the Staff’s comments to the opinions into each of the opinions.
Akin, Gump, Strauss, Hauer & Feld [New York opinion]
     2. Comment: Please delete the last sentence of the opinion or confirm that the opinion will be dated the date of effectiveness.
Response: We have revised the last sentence of the opinion to confirm that the opinion is dated the date of effectiveness.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre [Louisiana opinion]
     3. Comment: Please revise the first sentence of the second paragraph to specifically identify the guarantors covered by this opinion.
Response: The first sentence of the second paragraph has been revised to specifically identify the guarantors covered by this opinion.

Ms. Sara D. Swain
United States Securities and Exchange Commission
October 12, 2006

     4. Comment: Please revise the second page of your opinion to delete the remainder of paragraph (1) beginning with the words “except where the failure ...” or advise.
Response: The opinion has been revised to delete the remainder of the paragraph as requested.
     5. Comment: Please revise the first sentence of the third-to-last paragraph of the opinion. Your opinion may not be limited to the Business Corporation Law of the State of Louisiana. Please delete this limitation or clarify that this reference also includes the applicable provisions of the Louisiana constitution and reported judicial interpretations interpreting these laws. Refer, by analogy, to Section VIII.A.14 of the CF Current Issues Outline.
Response: The opinion has been revised to include the applicable provisions of the Louisiana constitution and reported judicial decisions interpreting such laws.
     6. Comment: We note the second-to-last paragraph of the opinion. We believe this language places an impermissible limitation on reliance by investors. Please delete.
Response: The opinion has been revised to delete this paragraph.
For the Staff’s convenience, we are delivering to you via overnight delivery five courtesy copies (clean and marked, excluding exhibits) of Amendment No. 1.
If you have questions on any of the issues addressed above, please do not hesitate to call me at (713) 220-5836 or Michael J. McCann, Chief Financial Officer, Treasurer and Secretary, at (337) 235-2452.

Very truly yours, /s/ Jennifer De la Rosa Jennifer De la Rosa

cc:	Mr. Daniel Morris Securities and Exchange Commission Mr. Michael McCann PHI, Inc. Chief Financial Officer, Treasurer and Secretary